SharpLink Gaming Ltd.

333 Washington Avenue N; Suite 104

Minneapolis, Minnesota 55401

(612) 293-0619

November 23, 2022

BY EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mitchell Austin

Re:	SharpLink Gaming Ltd.

Amendment to Registration Statement on Form F-3

File Number: 333-266292

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SharpLink Gaming Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the amendment (the “Amendment”) to its Registration Statement on Form F-3 (File No. 333-266292) (the “Registration Statement”) filed on November 22, 2022. The Registration Statement was originally filed with the Commission on July 22, 2022 and was declared effective on August 17, 2022. The grounds for this application for withdrawal are that, while the Company filed a 424b(3) prospectus for the Registration Statement, the filing was incorrectly coded as an F-3/A. As discussed with the Staff, the Company requested withdrawal of the Amendment and plans to file the 424b(3) prospectus with the correct code.

If you have any questions with respect to the foregoing, please call me at (612) 293-0619.

Sincerely,

SharpLink Gaming Ltd.

By: /s/ Rob Phythian
Rob Phythian
Chief Executive Officer